Exhibit 99.1

For further information:	Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE COMPLETES UPDATED NI 43-101 TECHNICAL REPORT ON THE MELIADINE GOLD PROJECT IN NUNAVUT

TORONTO (March 12, 2015) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) has completed and filed with Canadian securities regulators an updated National Instrument 43-101 (“NI 43-101”) technical report on the Meliadine gold project in Nunavut, Canada.  The technical report has an effective date of February 11, 2015 and is available on www.sedar.com under Agnico Eagle’s profile.

The Meliadine project was acquired in July 2010, and it is the Company’s largest development project based on reserves and resources.  The Company has a 100% interest in the 111,757 hectare property, which is linked to the town of Rankin Inlet by a 25 kilometer all-weather access road.

“Given the large reserve and resource base, Meliadine is a key asset in our Nunavut development strategy,” said Sean Boyd, President and CEO of Agnico Eagle.  “We continue to study and analyze various scenarios and alternatives at Meadowbank, Amaruq and Meliadine to capitalize on our large and growing reserves and resources in the region.  We believe that between the Meliadine and Amaruq deposits, the Company has a significant mining platform that could potentially be producing gold for several decades,” added Mr. Boyd.

[Link to project location map]

Highlights from the Updated Meliadine 43-101 Technical Report

The updated technical study at Meliadine is based on extracting only the 3.3 million ounces of gold in proven and probable mineral reserves (13.9 million tonnes of ore at 7.44 grams per tonne (“g/t”) gold), which is all contained in the Tiriganiaq and Wesmeg deposits.

Not currently considered in the study are the 3.3 million ounces of gold in measured and indicated mineral resources (20.2 million tonnes at 5.06 g/t gold) and 3.5 million ounces of gold in inferred mineral resources (14.1 million tonnes at 7.65 g/t gold).  As drilling continues it is anticipated that a significant amount of the current mineral resource will eventually be converted to mineral reserves and be considered in future development plans.  A detailed breakdown of the mineral reserves and resources as of December 31, 2014 is presented below.

The Meliadine mineral reserves were estimated using a gold price of $1,150 per ounce and a US$/C$ exchange rate of 1.08.  A $150 per ounce increase in the gold price results in approximately a 5% increase in gold contained in the reserves and conversely a $150 per ounce decrease in the gold price results in approximately a 5% decrease in reserves.

The technical report outlines a phased approach to the development of the Meliadine operations, with the mill averaging 3,000 tonnes per day (“tpd”) of ore in years one to three, and 5,000 tpd of ore in years four to nine.  The plan is that ore will come from underground operations in years one to nine, with open pit operations in two pits occurring in years four to seven as shown in the Tiriganiaq longitudinal section below.  The current mine plan will be focused on the Tiriganiaq and nearby Wesmeg mineralized zones that will be accessed from the Tiriganiaq underground infrastructure.

Metallurgical recoveries are estimated to average approximately 96% for the Tiriganiaq and Wesmeg reserves, resulting in average annual gold production of approximately 326,000 ounces in years one to three and 362,000 ounces in years four to nine. Life-of-mine total cash costs per ounce of gold produced on a by-product basis at Meliadine are expected to average $531.

Initial capital costs are estimated at approximately $911 million and sustaining capital costs are forecast to total approximately $357 million.  Mine closure costs are estimated to be approximately $41 million.

The technical report concludes with an economic analysis that assumes a gold price of $1,300 per ounce and a US$/C$ exchange rate of $1.15.  Based on proven and probable reserves only, the technical study estimates that the Meliadine project will generate an after-tax internal rate of return (IRR) of approximately 10.3%, and an after-tax net present value (NPV), at a 5% discount rate, of $267 million.

Considering all the geological knowledge acquired since 2011, the exploration program has demonstrated the excellent potential of the Meliadine property to host even larger reserves and resources with a mine life possibly longer than nine years, which would also improve the profitability of the project.  All deposits are still open at depth, and many other regional targets have been identified on the large property.  Additional exploration and conversion drilling from surface and from the exploration ramp is planned in the coming years to test this potential.

Summary of the Meliadine Project Key Facts and Parameters

Location	Nunavut, Canada

Proven & probable reserves	13.9 million tonnes of ore grading 7.44 g/t gold (3.3 million oz)

Average metallurgical recovery	Approximately 96% for reserves

Average annual gold production	Approximately 326,000 ounces (years 1 — 3)

Approximately 362,000 ounces (years 4 — 9)

Minesite costs per tonne	Approximately C$139 per tonne milled

Average total cash costs on a by-product basis	Approximately $531 per ounce of gold produced

Mine life	Approximately 9 years

Initial capital costs	Approximately $911 million

Sustaining capital costs	Approximately $357 million

After-tax IRR	Approximately 10.3%

After-tax NPV (at a 5% discount rate)	Approximately $267 million

Assumptions for Economic Analysis

$1,300 per ounce gold

US$/C$ exchange rate of $1.15

C$0.95 per litre diesel cost

Statutory tax rate: approximately 26%

After-tax IRR sensitivity to gold price and exchange rate variation

Exchange rate	Gold Price (US$/oz)
US$/C$	1,000	1,100	1,150	1,200	1,245	1,300	1,400	1,500	1,600	1,700
0.90	-11.11%	-4.90%	-2.55%	-0.73%	0.70%	2.35%	4.85%	7.08%	9.13%	10.99%
0.95	-7.36%	-2.13%	-0.28%	1.36%	2.75%	4.20%	6.61%	8.80%	10.79%	12.65%
1.00	-4.33%	-0.01%	1.69%	3.25%	4.46%	5.87%	8.23%	10.39%	12.37%	14.19%
1.05	-1.92%	1.86%	3.46%	4.85%	6.06%	7.43%	9.76%	11.90%	13.84%	15.66%
1.10	-0.01%	3.53%	4.97%	6.37%	7.53%	8.91%	11.19%	13.30%	15.23%	17.07%
1.15	1.69%	4.97%	6.43%	7.77%	8.95%	10.28%	12.56%	14.63%	16.59%	18.40%
1.20	3.25%	6.37%	7.77%	9.13%	10.26%	11.60%	13.84%	15.92%	17.86%	19.67%
1.25	4.59%	7.66%	9.08%	10.39%	11.52%	12.84%	15.06%	17.15%	19.08%	20.90%
1.30	5.87%	8.91%	10.28%	11.60%	12.72%	14.01%	16.26%	18.32%	20.26%	22.09%
1.40	8.23%	11.19%	12.56%	13.84%	14.94%	16.26%	18.47%	20.55%	22.50%	24.36%

After-tax NPV sensitivity to gold price and exchange rate variation (C$ millions)

Exchange rate	Gold Price (US$/oz)
US$/C$	1,000	1,100	1,150	1,200	1,245	1,300	1,400	1,500	1,600	1,700
0.90							$(8)	$115	$235	$352
0.95						$(42)	$88	$215	$339	$463
1.00				$(92)	$(29)	$47	$181	$313	$444	$573
1.05			$(81)	$(8)	$58	$135	$274	$412	$547	$682
1.10		$(77)	$(1)	$75	$141	$222	$365	$508	$650	$793
1.15		$(1)	$78	$155	$224	$307	$457	$605	$754	$907
1.20	$(92)	$75	$155	$235	$305	$392	$547	$702	$857	$1,011
1.25	$(22)	$148	$232	$313	$387	$476	$637	$799	$959	$1,119
1.30	$47	$222	$307	$392	$468	$560	$729	$895
1.40	$181	$365	$457	$547	$628	$729	$908

Meliadine gold project mineral resources and reserves (as at December 31, 2014)

Classification	Deposit	Category(1)	Tonnes (000)	Gold grade (g/t)	Contained gold (000 Oz)
	Tiriganiaq	Stockpile	34	7.31	8
Proven Reserves	Subtotal		34	7.31	8

	Tiriganiaq	Open pit	3,862	5.13	638
Probable Reserves		Underground	9,787	8.39	2,640
	Wesmeg	Underground	261	5.84	49
	Subtotal		13,910	7.44	3,327

Total Proven + Probable Reserves			13,944	7.44	3,335

	Tiriganiaq	Open pit	1,208	3.79	147
		Underground	6,756	5.66	1,230
	F zone	Open pit	1,254	4.46	180
		Underground	1,275	5.16	212
	Wesmeg	Open pit	2,241	4.12	297
Indicated Resources(2)		Underground	1,522	5.23	256
	Normeg	Open pit	1,250	3.99	160
		Underground	346	5.06	56
	Discovery	Open pit	945	5.00	152
		Underground	1,572	6.35	321
	Pump	Open pit	671	5.32	115
		Underground	707	4.54	103
	Wolf	Open pit	115	3.63	13
		Underground	383	4.12	51
	Total		20,246	5.06	3,293

	Tiriganiaq	Open pit	—	—	—
		Underground	2,402	9.59	740
	F zone	Open pit	46	6.26	9
		Underground	1,427	6.82	313
	Wesmeg	Open pit	181	5.92	35
		Underground	2,175	7.59	531
	Normeg	Open pit	237	4.24	32
Inferred Resources(3)		Underground	2,351	8.51	643
	Discovery	Open pit	—	—	—
		Underground	529	7.55	128
	Pump	Open pit	304	6.78	66
		Underground	2,022	7.75	504
	Wolf	Open pit	262	4.43	37
		Underground	2,145	6.17	425
	Total		14,083	7.65	3,464

(1) Open pit mineral reserves are classified inside the operational pit design and open pit mineral resources are classified inside the ultimate pit shells

(2) Indicated resources are diluted and are exclusive of mineral reserves

(3) Inferred resources are not diluted

[Link to Tiriganiaq longitudinal section]

2015 Meliadine Work Program

The expected capital budget at Meliadine for 2015 is approximately $64 million.  Of this total, approximately $21 million will be allocated towards planned underground development (2,500 metres). This development will allow for cost-effective exploration and conversion drilling of the deeper parts of the Tiriganiaq and Wesmeg/Normeg zones, and help to optimize potential mining plans. A portion of the 2015 budget is also allocated to camp operation, construction activities, permitting and technical services.

The Company is currently studying various options and alternatives in Nunavut to capitalize on the large and growing resource base in the region and maximize value.  The timing of future capital expenditures on the Meliadine project beyond 2015 and the determination of whether to build a mine at Meliadine are subject to Board approval, prevailing market conditions, and outcomes of the various potential scenarios being evaluated.

Meliadine Permitting Activities Continue to Advance

On January 27, 2015, the Minister of Aboriginal Affairs and Northern Development for Canada approved the environmental assessment findings and recommendations made by the Nunavut Impact Review Board (NIRB) on their Part 5 Review of the Meliadine project under the Nunavut Land Claim Agreement.  Subsequently, the NIRB issued the Project Certificate on February 26, 2015.

The issuance of the Project Certificate enables Agnico Eagle to apply for the various operating permits/licences/authorizations required to start construction and operation of a gold mine at Meliadine. One of the key permits is the Type A Water License which authorizes all water use and waste disposal requirements for the Meliadine mine during the construction, operation and ultimate reclamation phases of the project. The Company is currently working on this application with the intent to file with the Nunavut Water Board in the next few months.

Amaruq Project — 2015 Drill Program Expected to Begin Shortly

Mobilization is now underway for the 2015 exploration program at the Amaruq project, which is located approximately 50 kilometres northwest of the Meadowbank mine.  In February 2015, the Company announced an initial inferred mineral resource containing 1.5 million ounces of gold (6.6 million tonnes at 7.07 g/t gold) at the project.

Agnico Eagle has a 100% interest in the Amaruq project.  The large property consists of 114,761 hectares of Inuit-owned and federal crown land.  Agnico Eagle acquired its initial interest in April 2013 pursuant to a mineral exploration agreement with Nunavut Tunngavik Incorporated.

The first phase of the drilling program in 2015 is expected to include approximately 50,000 metres of drilling (costing approximately $20 million) with the intent of infill drilling and expanding the known mineralized zones and testing other favourable targets.  The first rig is expected to begin drilling shortly and three drills are expected to be in operation by the end of this month.  The Company expects to have up to eight drills in operation by the end of April 2015.  The initial drilling program is expected to be completed in June; based on the results the drilling could be extended until mid-October.

Permitting and preliminary engineering activities will also continue for the possible construction of an all-weather exploration road linking the Amaruq exploration site to the Meadowbank mine. This road would facilitate exploration activities such as fuel, equipment and personnel transportation.

A resource update is expected in the second half of 2015.  The Company hopes ultimately to develop Amaruq as a satellite operation to Meadowbank.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its nine mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release presents certain financial performance measures, including ‘‘total cash costs per ounce of gold produced’’, and ‘‘minesite costs per tonne’’, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing comparisons between periods. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This news release contains non-GAAP financial performance measure information for a project under development incorporating information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures.

Forward-Looking Statements

The information in this news release has been prepared as at March 12, 2015. Certain statements contained in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as forward-looking statements. When used in this document, the words "anticipate", “believe”, "estimate", "expect", "forecast", "planned", “potentially”, "will" and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: statements regarding estimates of future production; estimates of mineral reserves and resources; the methods by which ore will be extracted or processed; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of mine life; estimates of future mining costs, total cash costs, minesite costs, and other expenses; estimates of metallurgical recovery; estimates of internal rates of return and net present value; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; and statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production. Such forward-looking statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward-looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, and mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; governmental and environmental regulation; and the volatility of the Company's stock price. The material factors and assumptions used in the preparation of the forward-looking statements and information contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2013 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2013 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC"), other documents filed with Canadian securities regulators and the SEC as well as: that there are no significant disruptions affecting operations; that production, permitting and expansion at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metals prices, exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company's current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.

For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the Company's AIF, MD&A and Form 40-F, as well as the Company's other filings with the Canadian securities regulators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information. For a detailed breakdown of the Company's reserve and resource position see the Company's Press release dated February 11, 2015.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms "measured resources" and "indicated resources". Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This news release also uses the term "inferred resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico Eagle reports mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves in accordance with the Canadian securities regulatory authorities' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are generally similar to those used by the SEC's Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.

Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7. Agnico Eagle uses certain terms in this news release, such as "measured", "indicated", and "inferred", and "resources" that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

In prior periods, reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices. Given the current lower commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages. The assumptions used for the mineral reserve and resource estimates for the Meliadine project as of December 31, 2014 are $1,150 per ounce gold, a cut-off grade between 2.28 g/t and 4.80 g/t gold (depending on the deposit and mining method), and a US$/C$ exchange rate of 1.08.

The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the anticipated level of recovery will be realized. The mineral reserves presented in this disclosure are a subset of the mineral resources.

The effective date for the Meliadine project mineral resource and reserve estimates in this news release is December 31, 2014. Other important operating information can be found in Agnico Eagle's AIF and Form 40-F.

Additional information about the Meliadine project that is required by NI 43-101 sections 3.2 and 3.3 and paragraphs 3.4 (a), (c), and (d) can be found in the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada, filed with Canadian Securities Regulators on SEDAR on the date hereof.

The scientific and technical information relating to Agnico Eagle’s reserves and resources contained herein has been approved by Daniel Doucet, Senior Corporate Director, Reserve Development.  Mr. Doucet is a designated Ing. with the Ordre des ingénieurs du Québec, and a "qualified person" as defined by NI 43-101.

The scientific and technical information contained in this news release relating to the Meliadine project has been approved by Alexandre Proulx, Program Manager, Meliadine Project.  Mr. Proulx is a designated Ing. with the Ordre des ingénieurs du Québec, and a "qualified person" as defined by NI 43-101.

The scientific and technical information contained in this news release relating to exploration has been approved by Alain Blackburn, Ing., Senior Vice-President, Exploration and a "Qualified Person" for the purposes of NI 43-101.